Calculation of Filing Fee Tables

Table 1: Transaction Valuation

		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	$1	$15,000,000	$0.0001381	$2,071.50
Fees Previously Paid		$—	$—	$—
	Total Transaction Valuation:	$15,000,000
	Total Fees Due for Filing:			$2,071.50
	Total Fees Previously Paid:			$0.00
	Total Fee Offsets:			$0.00
	Net Fee Due:			$2,071.50

Offering Note

1
The transaction valuation is calculated as the aggregate maximum purchase price for shares of common stock, par value $0.001, or approximately 1,590,600 of outstanding common shares of Mount Logan Capital, Inc.

Table 2: Fee Offset Claims and Sources	❎ Not Applicable

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A